Exhibit 99.5

ASX/NASDAQ Release	MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

SYDNEY, March 1, 2016

Entitlement Issue to Raise Up to $8.178m

MOKO SOCIAL MEDIA LIMITED (ASX:MKB) (NASDAQ: MOKO) is pleased to announce today its intention to conduct a non-renounceable rights issue Offer of one (1) New Share for every one (1) Share held by Shareholders at an issue price of $0.01 each to raise up to approximately $8,178,867 before costs, together with one (1) free attaching Class A Unlisted Option for every two (2) Shares issued exercisable at $0.02 on or before 12 months from the date of issue and one (1) free attaching Class B Unlisted Option for every two (2) Shares issued exercisable at $0.04 on or before 36 months from the date of issue (“the Offer”).

The Offer is being made via an Entitlement Issue Prospectus which will also be announced today.

This Prospectus contains important information about the Offer, including (a) a letter from the Chairman outlining why Shareholders should participate in the Offer, (b) details of the Offer, (c) actions required by Shareholders and (d) risk factors associated with the Offer.

The minimum subscription in respect of the Offer is $6.5 million and it is partially underwritten by Reef Investments Pty Ltd up to $2.75m.

Shareholders are invited to consider this investment opportunity and the Directors thank you for your ongoing support of the Company.

Corporate Communications Contact:

Emma Waldon, Company Secretary, emma.waldon@mokosocialmedia.com

Disclaimer

Shareholders with a registered address outside of Australia or New Zealand should be aware that it is not practical, due to the complexity and cost, for the Company to comply with the securities laws for foreign jurisdictions. Therefore the Offer does not, and is not intended to, constitute an offer in any jurisdiction outside of Australia and New Zealand. The Prospectus does not constitute an offer in any place or to any person to whom it would not be lawful to make such an offer.

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading U.S. college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the U.S. grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,125 U.S. colleges, representing approximately 50% of the U.S. college population, and to over 4,400 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.